FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice regarding the Result of the Litigation against Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 25, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Notice regarding the Result of the Litigation against Subsidiaries

Tokyo, June 25, 2018—As notified in the news release entitled “Notice regarding Appeal in Litigation against Subsidiaries” dated March 13, 2018, the U.S. subsidiaries of Nomura Holdings, Inc. (the “Company”) filed a petition for a writ of certiorari to the Supreme Court of the United States. The petition was denied on June 25, 2018 (EDT). Details are as follows.

1.	Court and date of denial

The Supreme Court of the United States

June 25, 2018 (EDT)

2.	Background to the denial

In the proceedings commenced in September 2011 by the Federal Housing Finance Agency, as conservator for the government-sponsored enterprises Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), against Nomura Asset Acceptance Corporation (“NAAC”), Nomura Home Equity Loan Inc. (“NHEL”), Nomura Credit & Capital, Inc., Nomura Securities International, Inc., Nomura Holding America Inc., and several individuals, along with RBS Securities Inc. as an underwriter (collectively, the “Defendants”), the District Court issued a judgment in May 2015. The District Court judgment found that the offering materials for residential mortgage-backed securities certificates issued by NAAC and NHEL, and purchased by the GSEs, contained material misstatements, and ordered the Defendants to pay $806 million to the GSEs upon the GSEs’ delivery of the certificates at issue to the Defendants.

In June 2015, the Defendants appealed, but in September 2017 the United States Court of Appeals for the Second Circuit rejected the appeal. In March 2018, the Defendants filed a petition for a writ of certiorari to the Supreme Court of the United States.

On June 25, 2018 (EDT), the Defendants’ petition for a writ of certiorari was denied, and the initial judgment of the District Court became final and non-appealable.

3.	The denial’s impact on the Company’s results

As the Company has already recorded the amount of reasonably possible loss as a loss contingency, the impact of this denial to the Company’s consolidated results is expected to be insignificant.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com